                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G


                  Under the Securities Exchange Act of 1934
                                (Amendment No.)


                               MessageMedia, Inc.
  -----------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                 Common Stock
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    590787107
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

                                  April 20, 1999
  -----------------------------------------------------------------------------
                                      (Date)


        Check the following box if fee is being paid with this statement

  -----------------------------------------------------------------------------

 CUSIP NO. 590787107

-----------------------------------------------------------------------------------------------------------
|   1 | Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons                    |
|     |                                                                                                   |
|     |                                                                                                   |
|     |                                                                             I.R.S. No. 31-0738296 |
|     |                                                                              BANK ONE CORPORATION |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | Check the Appropriate Box if a Member of a Group                                        (a) [   ] |
|     | (See Instructions)                                                                          ----- |
|     |                                                                                         (b) [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC Use Only                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | Citizenship or Place of Organization                                                     ILLINOIS |
|     |                                                                                                   |
|     |                                                                                                   |
|-------------------------------|-------|-----------------------------------------------------------------|
|            Number of          |     5 |  Sole Voting Power                                    2,576,951 |
|                               |       |                                                                 |
|             Shares            |       |                                                                 |
|                               |-------|-----------------------------------------------------------------|
|          Beneficially         |     6 |  Shared Voting Power                                          0 |
|                               |       |                                                                 |
|            Owned by           |       |                                                                 |
|                               |-------|-----------------------------------------------------------------|
|              Each             |     7 |  Sole Dispositive Power                               2,576,951 |
|                               |       |                                                                 |
|            Reporting          |       |                                                                 |
|                               |-------|-----------------------------------------------------------------|
|           Person With         |     8 |  Shared Dispositive Power                                     0 |
|                               |       |                                                                 |
|                               |       |                                                                 |
|-------------------------------|-------|-----------------------------------------------------------------|
|   9 | Aggregate Amount Beneficially Owned by Each Reporting Person                            2,576,951 |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | Check if the Aggregate Amount in Row (9) Excludes Certain Shares                                  |
|     | (See Instructions)                                                                          [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | Percent of Class Represented by Amount in Row (9)                                           5.82% |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | Type of Reporting Person (See Instructions)                                                    HC |
|     |                                                                                                   |
|     |                                                                                                   |
-----------------------------------------------------------------------------------------------------------

SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No.


ITEM 1 (a).  Name of Issuer:

             MessageMedia, Inc.
             ---------------------------------------------------------------


ITEM 1 (b).  Address of Issuer's principal executive offices:

             4104 Sorrento Valley Blvd., Suite 200, San Diego, CA 92121
             ---------------------------------------------------------------

ITEM 2 (a).  Name of person filing:

             BANK ONE CORPORATION
             ---------------------------------------------------------------


ITEM 2 (b).  Address of principal business office or, if none, residence:

             One First National Plaza, Chicago, IL 60670
             ---------------------------------------------------------------

ITEM 2 (c).  Citizenship:

             Not Applicable
             ---------------------------------------------------------------

ITEM 2 (d).  Title of class of securities:

             Common Stock
             ---------------------------------------------------------------

ITEM 2 (e).  CUSIP No.:

             590787107
             ---------------------------------------------------------------

ITEM 3.      This statement is filed pursuant to Rule 13d-1(c).

ITEM 4.      Ownership

             This beneficial ownership by BANK ONE CORPORATION with respect to common shares of MessageMedia, Inc.
                              --------------------------------------------:

             (a)     Amount beneficially owned:                    2,576,951
                                                ----------------------------
             (b)     Percent of class                                  5.82%
                                      --------------------------------------

             (c)     Number of shares as to which the person has:

                   (i) Sole power to vote or to direct the vote:   2,576,951
                                                                ------------

                  (ii) Shared power to vote or to direct the vote:         0
                                                                  ----------

                 (iii) Sole power to dispose or to direct the
                       disposition of:                             2,576,951
                                                              --------------

                  (iv) Shared power to dispose or to direct
                       the disposition of:                                 0
                                                                 -----------

Item 5. Ownership of 5 percent or less of a Class.                          N/A
                                                                      ----------

Item 6. Ownership of More than 5 percent on Behalf of Another Person.       N/A
                                                                      ----------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                                                                      ----------

                                        Paymentec Merchant Services, Inc.
                                        First USA Financial, Inc.

Item 8. Identification and Classification of Members of the Group.          N/A
                                                                      ----------

Item 9. Notice of Dissolution of Group.                                     N/A
                                                                      ----------

Item 10. Certification

After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:    04/28/99
       -------------


                                             BANK ONE CORPORATION

                                       By:   /s/ DAVID J. KUNDERT
                                             David J. Kundert
                                             EXECUTIVE VICE PRESIDENT